ShiftIt Corp.
(the "Company")
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ShiftIt Corp., Management

We have reviewed the accompanying financial statements of ShiftIt Corp. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 23, 2025

SHIFTIT CORP.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Asset:		
Cash & cash equivalents	8,147	3,735
Total Current Asset	8,147	3,735
Non-Current Asset:		
Intangible Assets - net	265,352	49,952
Total Non-Current Asset	265,352	49,952
TOTAL ASSETS	273,499	53,687
LIABILITIES AND EQUITY		
Current Liability:		
Accounts Payable	-	-
Total Current Liability	-	-
Non-Current Liabilities:		
SAFE Note	50,000	-
Deposit for Future Stock Subscription	500,000	-
Total Non-Current Liabilities	550,000	-
TOTAL LIABILITIES	550,000	-
EQUITY		
Common Stock	500	-
Additional Paid-in Capital	470,635	313,343
Retained Earnings	(747,636)	(259,656)
TOTAL EQUITY	(276,501)	53,687
TOTAL LIABILITIES AND EQUITY	273,499	53,687

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	26,997	-
Cost of Goods Sold	2,575	-
Gross Profit	24,422	-
Operating Expenses		
Advertising & Marketing	55,025	-
Payroll	39,842	-
Research and Development	-	258,547
General and Administrative	351,197	-
Total Operating Expenses	**446,064**	**258,547**
Total Loss from Operations	**(421,642)**	**(258,547)**
Earnings Before Income Tax, Depreciation and Amortization	**(421,642)**	**(258,547)**
Amortization Expense	66,338	-
Net Loss	**(487,980)**	**(258,547)**

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	(1,109)	(1,109)
Additional Paid-in Capital	-	-	313,343	-	313,343
Net loss	-	-	-	(258,547)	(258,547)
Ending balance at 12/31/23	-	-	313,343	(259,656)	53,687
Issuance of Stocks	50,000,000	500	157,292	-	157,792
Net loss	-	-	-	(487,980)	(487,980)
Ending balance at 12/31/24	50,000,000	500	470,635	(747,636)	(276,501)

See Accompanying Notes to these Unaudited Financial Statements

SHIFTIT CORP.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(487,980)	(258,547)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Amortization Expense	66,338	-
(Decrease) in Accounts Payable	-	(1,109)
Total Adjustments to reconcile Net Cash to Net Cash provided by operations:	66,338	(1,109)
Net Cash used in Operating Activities	(421,642)	(259,656)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Intangible Assets	(281,738)	(49,952)
Net Cash used in an Investing Activity	(281,738)	(49,952)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Stocks	157,792	313,343
Deposit for Stock Subscription	500,000	-
Proceeds from SAFE Note	50,000	-
Net Cash provided by Financing Activities	707,792	313,343
Cash at the beginning of period	3,735	-
Net Cash increase for period	4,412	3,735
Cash at end of period	8,147	3,735

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

SHIFTit Corp. was founded on December 20, 2021, initially as an LLC and converted to a corporation on April 19, 2023. The Company operates as a marketplace platform that connects healthcare facilities directly with healthcare professionals, eliminating the need for intermediaries such as staffing agencies and recruiters. In addition, the Company facilitates connections between nursing schools, students, and hospitals for scheduling clinical rotations required to complete their education in compliance with industry standards.

The Company generates revenue through multiple channels. It charges a platform fee for each completed shift, which is applied to both healthcare facilities and professionals. For clinical rotations, the company charges a fee per student for each rotation scheduled. Additionally, students are charged for necessary background checks and drug testing.

The core asset used to deliver the Company's services is its web-based technology platform, which allows users to access and manage shift postings and clinical rotation scheduling remotely. This platform serves as the primary method of service delivery, ensuring ease of use and accessibility.

To date, the Company's services have primarily involved clinical rotation scheduling, which has been purchased by both nursing schools and students. Payments are processed via the platform after each shift is completed. For clinical rotations, billing occurs at the time the rotation is scheduled, either to the student or the school.

The Company aims to simplify the process of connecting healthcare professionals and students with opportunities, creating an efficient and cost-effective solution that enhances access and transparency in the healthcare sector.

In 2025, the Company will conduct a Regulation CF crowdfunding campaign to raise capital.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced

principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $8,147 and $3,735 in cash as of December 31, 2024 and December 31, 2023, respectively.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

The following outlines the software asset value, accumulated amortization, and net value as of December 31 :

Property Type	Useful Life in Years	2024	2023
Software	5	331,690	49,952
Less Accumulated Amortization		(66,338)	-
Totals		**265,352**	**49,952**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by facilitating connections between healthcare facilities and healthcare professionals, as well as by scheduling clinical rotations for nursing students. The Company's payments are generally collected at the time of service or initiation of services. The Company's primary performance obligation is to provide access to the platform for healthcare professionals and facilities to post and accept shifts, and for students and schools to schedule clinical rotations.

The Company's primary performance obligation is the provision of access to its web-based platform for healthcare shift scheduling and clinical rotation management. Revenue is recognized at the point when the service is provided, either upon the completion of a shift or the scheduling of a clinical rotation. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover services or access provided to customers upon settling the refund liability.

Advertising and Marketing Costs
Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Expenses
General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Deposit for Future Stock Subscription
On March 18, 2024, the Company entered into a stock purchase agreement with a third party for the sale of 15,000,000 shares for a total consideration of $500,000. The Company received the full purchase price of $500,000 through several deposits made by the third party throughout the year. As of December 31, 2024, no shares had been issued, creating a liability for the Company to the external party.

Simple Agreements for Future Equity (SAFE)
In February 2024, the Company entered into a Simple Agreement for Future Equity (SAFE) agreement with a third party. This SAFE agreement has no maturity date and bears no interest. It grants the investors the right to receive future equity in the Company during a qualified financing event or a change of control event, at a 90% discount rate. The agreement is subject to a post-money valuation cap of $15 million. As of December 31, 2024, the outstanding amount of the SAFE is $50,000.

NOTE 6 – EQUITY

The Company has authorized a total of 250,000,000 shares of stock, each having a par value of $0.00001, and consisting of (i) 200,000,000 shares designated as "Class A Common Stocks" and (ii) 50,000,000 shares designated as "Class B Common Stocks". As of December 31, 2023, no shares had been issued or were outstanding. As of December 31, 2024, 50,000,000 Class B Common Shares had been issued and were outstanding.

Voting: Each holder of Class A Common Stock shall have the right to one vote per share. Each holder of Class B Common Stock shall have the right to one hundred votes per share of Class B Common Stock.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 23, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.